   As filed with the Securities and Exchange Commission on November 19, 1999
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                                --------------
                                SCHEDULE 14D-1


                  Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                          AIR EXPRESS INTERNATIONAL
                                  CORPORATION
                           (Name of Subject Company)
                               DEUTSCHE POST AG
                           DP ACQUISITION CORPORATION
                          a wholly-owned subsidiary of
                                DEUTSCHE POST AG
                                   (Bidders)

                               ---------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                               ---------------
                                   009104100
                                (Cusip Number)

                               Dr. Klaus Engelen
                               Deutsche Post AG
                          Heinrich-von-Stephan-Str. 1
                              53175 Bonn, Germany
                        Telephone: 011-49-228-182-3600
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                  Copies to:
                               Christopher Mayer
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation*                        Amount of Filing Fee**
--------------------------------------------------------------------------------
           $1,194,476,580                                   $238,896
================================================================================

* Calculated by multiplying $33.00, the per share tender offer price, by 33,628,769, the sum of the number of shares of Common Stock sought in the Offer and the 2,567,491 shares of Common Stock subject to options that will be vested and exercisable as of the date of the Closing of the Offer.
**  Calculated as 1/50 of 1% of the transaction value.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.

Date Filed: Not applicable.
================================================================================

--------------------                                           -----------------
CUSIP No.  009104100                 14D-1                     Page 2 of 8 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Deutsche Post AG
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     BK, WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                            [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany
--------------------------------------------------------------------------------
  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0
--------------------------------------------------------------------------------
  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0%
--------------------------------------------------------------------------------
  10 TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

--------------------                                      ----------------------
CUSIP No.  009104100                  14D-1                Page 3 of 8 Pages
--------------------                                      ----------------------

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     DP Acquisition Corporation
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                           [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0
--------------------------------------------------------------------------------
  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0%
--------------------------------------------------------------------------------
  10 TYPE OF REPORTING PERSON

     CO
----------------------------------------------------------------

Item l.   Security and Subject Company

  (a) The name of the subject company is Air Express International Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 120 Tokeneke Road, Darien, Connecticut 06820.

  (b) This Statement relates to the offer by DP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Deutsche Post AG, a German corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

 Item 2.   Identity and Background.

  (a)-(d), (g) The infromation set forth in "Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five years, neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 Item 3.   Past Contacts, Transactions or Negotiations with the Subject Company.

  (a) The information set forth under "Background of the Offer; Past Contacts or Negotiations with the Company", "The Merger Agreement; Other Arrangements", "Certain Information Concerning Parent and Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company", "The Merger Agreement; Other Arrangements", "Certain Information Concerning the Company" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

 Item 4.   Source and Amount of Funds or Other Consideration.

  (a)-(c) The information set forth in "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

 Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(e) The information set forth under "Introduction", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company", "The Merger Agreement; Other Arrangements", "Certain Information Concerning the Company" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth under "Purpose of the Offer; Plans for the Company" and "Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

 Item 6.   Interest in Securities of the Subject Company.

  The information set forth under "Introduction", "Certain Information Concerning the Company", "Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

 Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth under "Introduction", "Background of the Offer; Past Contacts and Negotiations with the Company", "Purpose of the Offer; Plans for the Company", "The Merger Agreement; Other Arrangements", "Certain Information Concerning the Company" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

 Item 8.   Persons Retained, Employed or to be Compensated.

  The information set forth under "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

 Item 9.   Financial Statements of Certain Bidders.

  The information set forth under "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

 Item 10.  Additional Information.

  (a) The information set forth under "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (e)   Not applicable.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

 Item 11.  Material to be Filed as Exhibits.

  (a)(l)  Offer to Purchase dated November 19, 1999.

  (a)(2)  Letter of Transmittal.

  (a)(3)  Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Text of Joint Press Release issued by Parent and the Company on November 15, 1999.

  (a)(8) Summary Advertisement as published in The Wall Street Journal on November 19, 1999.

  (b)(1) Credit confirmation, dated April 20, 1999, from Bayerische Landesbank Girozentrale to Parent, extending credit line in the amount of DM1.5 billion.

  (b)(2) Credit Agreement, dated June 2, 1999, between Parent and Westdeutsche Landesbank Girozentrale, London Branch, extending credit line in the amount of EURO 150 million.

  (b)(3) Credit confirmation, dated November 15, 1999, from Deutsche Postbank AG to Parent, extending credit line in the amount of DM1.0 billion.

  (c)(1) Tender Offer and Merger Agreement, dated as of November 15, 1999, among Parent, Purchaser and the Company.

  (c)(2) Confidentiality Agreement, dated July 12, 1999, between Danzas Management Ltd. and the Company

  (d)     Not applicable.

  (e)     Not applicable.

  (f)     Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1999

                              DP ACQUISITION CORPORATION



                              By:        /s/ Dr. Klaus Engelen
                                 ------------------------------------
                                 Name:  Dr. Klaus Engelen
                                 Title: General Counsel, Executive
                                         Vice President and Secretary



                              DEUTSCHE POST AG



                              By:        /s/ Dr. Bern Boecken
                                 ------------------------------------
                                 Name:  Dr. Bern Boecken
                                 Title: Director of Finance


                              By:        /s/ Dr. Klaus Engelen
                                 ------------------------------------
                                 Name:  Dr. Klaus Engelen
                                 Title: General Counsel

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
   (a)(1)     Offer to Purchase dated November 19, 1999.
   (a)(2)     Letter of Transmittal.
   (a)(3)     Notice of Guaranteed Delivery.
   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
   (a)(7) Text of Joint Press Release issued by Parent and the Company on November 15, 1999.
   (a)(8) Summary Advertisement as published in The Wall Street Journal on November 19, 1999.
   (b)(1) Credit confirmation, dated April 20, 1999, from Bayerische Landesbank Girozentrale to Parent, extending credit line in the amount of DM1.5 billion.
   (b)(2) Credit Agreement, dated June 2, 1999, between Parent and Westdeutsche Landesbank Girozentrale, London Branch, extending credit line in the amount of EURO 150 million.
   (b)(3) Credit confirmation, dated November 15, 1999, from Deutsche Postbank AG to Parent, extending credit line in the amount of DM1.0 billion.
   (c)(1) Tender Offer and Merger Agreement, dated as of November 15, 1999, among Parent, Purchaser and the Company.
   (c)(2) Confidentiality Agreement, dated July 12, 1999, between Danzas Management Ltd. and the Company.